Berkshire Biomedical Corporation

ANNUAL REPORT

5950 Berkshire Ln., Suite 375
Dallas, TX 75225
2143891748
https://www.berkshirebiomedical.com/

This Annual Report is dated March 30, 2026.

BUSINESS

Overview

Berkshire Biomedical Corporation is a pre-revenue medical device company pioneering the use of biometric technologies, combined with encrypted HIPAA compliant cloud-based and healthcare provider-enabled remote management systems, to provide precise and accurate patient-administered medication delivery systems. Its flagship product, the Computerized Oral Prescription Administration (COPA™) system, is designed to deliver precise and accurate liquid oral medications to only the authenticated intended user (AIU™). COPA has utility and application across many therapeutic disease categories with the Company initially focused on aiding persons with Opioid Use Disorder (OUD) through at-home methadone medication delivery. COPA leverages dual biometric authentication and real-time remote monitoring, aiming to improve medication adherence and enhance patient care. The company has successfully secured patents and collaborated with leading regulatory and clinical experts to design COPA to address critical healthcare challenges, including those people impacted by the opioid crisis.

Business Model

Upon receiving marketing authorization from the U.S. Food and Drug Administration, Berkshire Biomedical plans to employ a subscription-based business model tailored to meet the operational needs of SAMHSA-certified Opioid Treatment Programs (OTPs) and other healthcare providers. Instead of selling devices outright, the company intends to provide COPATM systems through subscription (leasing) arrangements on a per patient per week basis, which include durable units, disposable SynCaps, and data functionality. This approach aligns with the billing cycles of OTP clinics and ensures affordability while enabling scalability. The company then plans to expand its regulatory filings to include other medication treatment markets and evaluate potential use in clinical research.

Intellectual Property

Berkshire Biomedical safeguards its innovations with 12 issued patents in the United States and 23 Internationally. The company has engaged the leading law firm Haynes Boone for IP strategy, with freedom to operate and robust protection for its dual biometric authentication technology and advanced dispensing mechanisms. Beyond patents, proprietary manufacturing know-how and cybersecurity protocols further enhance the security and value of Berkshire's offerings, making COPA™ a unique and IP defensible asset in the healthcare market.

Berkshire has received Notice of Allowance for the marks "COPA" and "AIU" with the United States Patent and Trademark Office (USPTO). The company expects to continue to extend these notices until the date when the product is in use in commerce, at which time the trademarks will be fully registered.

Corporate History

Berkshire Biomedical LLC was originally formed as a limited liability company (LLC) in Delaware on July 19, 2016. On September 30, 2021, the Company converted from an LLC to a Corporation and filed its Certificate of Incorporation along with a name change to Berkshire Biomedical Corporation.

Berkshire Biomedical's CEO's Prior Unrelated Company's Bankruptcy Proceedings

The President, Chief Executive Officer, and Board Member of Berkshire Biomedical Corporation, John E. Timberlake, previously served as CEO of Valeritas Holdings, Inc., a publicly traded medical technology company listed on NASDAQ. In February 2020, Valeritas voluntarily filed for Chapter 11 bankruptcy to address liquidity challenges and pursue a sale of its business through a court-supervised process. The bankruptcy was influenced by a temporary supply disruption in late 2019 caused by manufacturing yield issues, which were further exacerbated by the COVID-19 pandemic, impacting supply chains. Despite these challenges, Mr. Timberlake led the company through the process, ensuring that over 90% of employees retained their jobs post-sale and that creditor proceeds were maximized. See the Risk Factors section of this Offering Memorandum for information on how this may affect your investment.

Previous Offerings

Name: Class A-3 Preferred Stock
Type of security sold: Equity
Final amount sold: $3,000,000.00
Number of Securities Sold: 31,897

Use of proceeds: Operating expenses
Date: January 04, 2021
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Notes
Final amount sold: $4,718,292.00
Use of proceeds: Operating expenses
Date: November 01, 2022
Offering exemption relied upon: Section 4(a)(2)
Conversion: The Notes were converted into 983,958 shares of Class A-4 Preferred Stock on May 1, 2025, upon the Company raising $1 million gross in the Company's 2025 Equity Crowdfunding Campaign

_____

Type of security sold: Convertible Bridge Notes
Final amount sold: $4,250,000.00
Use of proceeds: Operating expenses
Date: November 29, 2024
Offering exemption relied upon: Section 4(a)(2)
Conversion: The Notes were converted into 624,911 shares of Class A-4 Preferred Stock on May 1, 2025, upon the Company raising $1 million gross in the Company's 2025 Equity Crowdfunding Campaign

_____

Type of security sold: Class A-4 Preferred Stock
Final amount sold: $1,004,344.00
Number of Securities Sold: 191,420
Use of proceeds: Operating expenses
Date: February 24, 2025, through May 1, 2025
Offering exemption relied upon: Section 4(a)(6)

_____

Type of security sold: Unsecured Promissory Notes
Amount: $1,000,000.00
Interest: 12% Simple Interest
Maturity: 12 months
Use of proceeds: Operating expenses
Date: June 20, 2025
Offering exemption relied upon: Rule 506© 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

Operating Results – 2025 Compared to 2024

Revenue

Revenue for fiscal year 2025 was $197,454 compared to $221,860 in fiscal year 2024.

Berkshire's lead product (COPA™) is under development, and the Company submitted a De Novo request for regulatory review with the Food and Drug Administration in June 2025. The application was still under review at the end of 2025, therefore, the Company has no product (operating) revenue, however, in 2024 and 2025, the Company received $221,860 and $197,454, respectively) in grant revenue from the National Institutes of Health's (NIH) National Institute of Drug Abuse (NIDA) to support the development and testing required for the COPA De Nova application to the FDA, and to support their clinical study program, respectively.

Cost of Sales

There is no cost of sales as the Company has not had any commercial product sales or revenue.

Gross Margins

The Company has not produced any product for commercial sale and has not generated any product revenue.

Operating Expenses

Operating expenses for fiscal year 2025 were $2,337,573 compared to $1,667,308 in fiscal year 2024.

The Company's operating expenses are primarily the result of product development and testing required for FDA submission. The slight increase in 2025 is due to an increase in product testing expenses.

Historical results and cash flows:

The Company is currently in the development stage with our lead product COPO™. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because the vast majority of the operating expenses during 2024 and 2025 supported the development, enhancement, and completion of extensive testing necessary for the application to the FDA for marketing authorization.

Past cash was primarily generated through equity investments, convertible notes, bridge notes, and a $2.1 million Fast¬ Track Small Business Innovation Research (SBIR) grant (1R44DA057185) from the National

Institutes of Health's (NIH) National Institute of Drug Abuse (NIDA). The Company was awarded a second Fast Track Small Business Innovation Research (SBIR) grant (1R44DA061908-01A1) from the National Institutes of Health's (NIH) National Institute of Drug Abuse (NIDA) to support a three-year clinical study program. The majority of grant proceeds from this second award, would come during the two-year, Phase II period, contingent upon a successful completion of the Phase I single-site study. The Company will need to raise additional capital through equity raises to support the organization operations through the FDA review process and to scale-up for an eventual commercialization of COPA.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 132063.

Debt

Creditor: Convertible Notes Investors
Outstanding balance: $0.00
Interest rate: 8%
Material terms: The Company had issued approximately $5.9 million in convertible notes (including Accrued interest accruing 8% annually) as of May 1, 2025, which were scheduled to mature on October 20, 2025, unless converted earlier. These notes automatically converted into Class A-4 Preferred Stock at a 25% discount during the 2025 Equity Crowdfunding Campaign, which was a qualified equity financing event of at least $1,000,000. The Notes converted into 983,958 shares of Class A-4 Preferred Stock on May 1, 2025. In connection with the original issuance of these notes, the Company issued 2,413,719 warrants to purchase Class A Common Stock at $0.01 per share, which became exercisable on May 1, 2025, and are valid for five years. Due to these conversion and warrant features, a derivative liability was recorded, with fair value adjustments impacting financial statements up until their conversion on May 1, 2025.

_____

Creditor: Convertible Bridge Notes Investors
Outstanding balance: $0.00
Interest rate: 5%
Material terms: The Company has issued bridge loans totaling $4.5 million (including accrued interest accruing 5% annually) as of May 1, 2025. These loans automatically converted into Class A-4 Preferred Stock a 10% during the 2025 Equity Crowdfunding Campaign, which was a qualified equity financing event of at least $1,000,000. The Notes converted into 624,911 shares of Class A-4 Preferred Stock on May 1, 2025. Due to the conversion feature, a derivative liability was recorded, and fair value adjustments impact financial statements up until their conversion on May 1, 2025.

_____

Creditor: Unsecured Promissory Notes
Outstanding balance: $1,000,000.00

Interest rate: 12%
Material terms: The Company has issued unsecured promissory loans totaling $1.0 million as of December 31, 2025. These loans carry a 12% simple interest rate with a maturity date originally of June 20, 2025. The notes were amended and increased to a total of $1,604,400 on February 10, 2026, and the maturity date was extended to February 10, 2027.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Timberlake
John Timberlake's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
• Position: President, CEO, CFO, and Director
• Dates of Service: April 2021 — Present
• Responsibilities: John is responsible for shaping the strategic direction of a company, ensuring its financial performance and growth, and maintaining its overall operational excellence. He receives $394,000 annual compensation and he must pay his medical and employment taxes. Mr. Timberlake also owns 202,500 stock options, 27,000 of which are vested at this time.
Other business experience in the past three years:

• Employer: Valeritas Inc.
Title: President, CEO and Board Member
Dates of Service: September 2006 — February 2020
Responsibilities: John was responsible for shaping the strategic direction of this publicly traded (NASDAQ) company, ensuring its financial performance and growth, and maintaining its overall operational excellence.

• Employer: AMF Medical
Title: Independent Member of the Board of Directors
Dates of Service: October 2021 — April 2023
Responsibilities: John provided leadership, analyzed and guided strategy, provided fiscal management, risk management, and governance.

_____
Name: Thomas Rouse
Thomas Rouse's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chairman, Director
• Dates of Service: June 2016 — Present

- Responsibilities: Thomas assists the CEO and does not receive compensation, but owns 114,504 Class A-1 Preferred Shares, 1,343,663 Class A-4 Preferred Shares, and 1,554,177 warrants for Common Stock.

_____

Name: Susan Owen

Susan Owen's current primary role is with The Point Group. Susan Owen currently services on average 2 hours per month in her role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
- Dates of Service: July 2016 — Present
- Responsibilities: Susan serves on the Board of Directors. She does not receive compensation but owns 13,722 Class A-2 Preferred Shares, 48,155 Class A-4 Preferred Shares, and 168,995 warrants for Common Stock.

Other business experience in the past three years:

- Employer: The Point Group

Title: CEO

Dates of Service: December 2023 — Present

Responsibilities: Susan runs the business and provides vision for the direction of the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Preferred Stock (all Classes)

Stockholder Name: Rouse Asset Mngt, LLC (Owned and Operated by Thomas Rouse) and Thomas M Rouse as individual)

Amount and nature of Beneficial ownership of all Preferred Stock: 1,458,167

Percent of class: 74.4%

Voting Percent of all Stock (Preferred & Common) controlled by Thomas Rouse: 78.8%

RELATED PARTY TRANSACTIONS

Name of Person: Thomas M Rouse (Rouse Asset Management, LLC, and Thomas M Rouse as individual)

Relationship to Company: Founder, Shareholder and Chairman of the Board

Nature / amount of interest in the transaction: Unsecured Promissory Notes , (total principal $692,000 on December 31, 2025, increased to $1,110,200 on February 10, 2026.
Material Terms: Simple interest at 12%, maturity February 10, 2027.

_____

Name of Person: John Timberlake
Relationship to Company: CEO and Board Member
Nature / amount of interest in the transaction: The CEO is a full-time dedicated consultant whose responsibilities are performed through a consulting agreement for approximately $33,000 per month.
Material Terms: In 2025 (on an accrual basis for the fiscal year) the CEO earned $394,000 and he must provide for his medical and employment taxes.

OUR SECURITIES

The Company has authorized Class A-1 Preferred Stock, Class A-2 Preferred Stock, Class A-3 Preferred Stock, Class A-4 Preferred Stock, Common Stock, Unsecured Promissory Notes.

Class A-1 Preferred Stock

- Authorized: 150,000
- Outstanding: 114,504
- Voting Rights: 10 votes per share.
- Material Rights:

The total amount of Class A Preferred Stock authorized is 6,000,000.

Dividends
From and after the date of the issuance of any shares of Class A Preferred Stock, dividends at the rate per annum of $8.00 per $100 of Original Issue Price, shall accrue on such shares of Class A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock) (the "Class A Accruing Dividends"). Class A Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative and not compounding; provided, however, that except as set forth in the following sentence of Section 1 or in Section 2.1 of the Certificate of Incorporation, such Class A Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Class A Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Amended and Restated Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an

amount at least equal to the sum of (i) the amount of the aggregate Class A Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid and (ii) the Original Issue Price.

Class A-2 Preferred Stock

- Authorized: 50,000
- Outstanding: 13,722
- Voting Rights: One vote per share.
- Material Rights:

The total amount of Class A Preferred Stock authorized is 6,000,000.

Dividends
From and after the date of the issuance of any shares of Class A Preferred Stock, dividends at the rate per annum of $8.00 per $100 of Original Issue Price, shall accrue on such shares of Class A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock) (the "Class A Accruing Dividends"). Class A Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative and not compounding; provided, however, that except as set forth in the following sentence of Section 1 or in Section 2.1 of the Certificate of Incorporation, such Class A Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Class A Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Amended and Restated Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Class A Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid and (ii) the Original Issue Price.

Class A-3 Preferred Stock

- Authorized: 50,000
- Outstanding: 31,897
- Voting Rights: One vote per share.
- Material Rights:

The total amount of Class A Preferred Stock authorized is 6,000,000.

Dividends

From and after the date of the issuance of any shares of Class A Preferred Stock, dividends at the rate per annum of $8.00 per $100 of Original Issue Price, shall accrue on such shares of Class A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock) (the "Class A Accruing Dividends"). Class A Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative and not compounding; provided, however, that except as set forth in the following sentence of Section 1 or in Section 2.1 of the Certificate of Incorporation, such Class A Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Class A Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Amended and Restated Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Class A Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid and (ii) the Original Issue Price.

Class A-4 Preferred Stock

- Authorized: 2,000,000
- Outstanding: 1,800,289
- Voting Rights: One vote per share. Please see voting rights of securities sold in this offering below.
- Material Rights:

The total amount of Class A Preferred Stock authorized is 6,000,000.

Notice to Investors Regarding Stockholders' Agreement Obligations and Restrictions
Restrictions on Transfer of Shares. The transfer or sale of shares is restricted and requires prior consent from the Company's Board of Directors unless it qualifies as a "Permitted Transfer" (e.g., estate planning transfers or as explicitly allowed under the Agreement). Any transfer not in compliance with these restrictions will be deemed null and void.
Joinder Requirement. Any transferee of shares must agree to be bound by the terms of the Agreement by signing a joinder agreement. Transfers will not be recognized without this.
Drag-Along Rights. In the event of an Acquisition Transaction (a sale of the Company or its assets), you will be required to vote in favor of the transaction and sell your shares under the terms approved by the majority of preferred shareholders.
Involuntary Transfer Provisions. The Agreement includes provisions for transfers upon certain events, such as divorce, death, or bankruptcy of a stockholder. In these cases, specific rights may allow the Company or other stockholders to purchase the affected shares at fair market value.
Please see the Stockholders' Agreement for further information, attached to the Offering Memorandum as Exhibit F.

Voting Rights of Securities Sold in 2025 Equity Crowdfunding Campaign, which ended on May 1, 2025. Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends.

From and after the date of the issuance of any shares of Class A Preferred Stock, dividends at the rate per annum of $8.00 per $100 of Original Issue Price, shall accrue on such shares of Class A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock) (the "Class A Accruing Dividends"). Class A Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative and not compounding; provided, however, that except as set forth in the following sentence of Section 1 or in Section 2.1 of the Certificate of Incorporation, such Class A Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Class A Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Class A Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid and (ii) the Original Issue Price
Please see the Company's First Amended & Restated Certificate of Incorporation, Certificate of Designation, Certificate of Amendment to Certificate of Designation, and the Stockholders' Agreement for further information on material rights, attached to the Offering Circula as Exhibit F.

Common Stock

•   Authorized: 6,000,000

- Outstanding: 2,749,561
- Voting Rights: 1 vote per share, on shares issued (currently 24,674)
- Material Rights:

The amount of security authorized is 6,000,000 with a total of 24,674 issued, with 311,167 stock options granted (none are vested), and 2,413,720 warrants to purchase common stock.

The total common shares outstanding is 24,674, plus stock options granted and warrants issued represent 2,749,561 allocated common shares. The fully diluted outstanding common shares (including issued preferred stock) are 4,709,973 shares.

Unsecured Promissory Notes
- Amount Outstanding: $1,000,000.00 on December 31, 2026
- Interest Rate: 12%
- Maturity Date: February 10, 2026
- Material Rights: None

What it means to be a minority holder

As a minority holder of Class A-4 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
 In this offering, if the Company raises at least $1,000,000 (excluding amounts raised through the conversion of outstanding convertible debt), previously issued Convertible Promissory Notes will automatically convert into shares of Class A-4 Preferred Stock at a discounted price equal to 75% of the price paid by investors in this offering. As a result, additional shares will be issued upon conversion, increasing the total number of shares outstanding and diluting the ownership percentage of investors in this offering. Please see the Company

Overview and Risk Factors sections of the Form C for further information on how this may affect your investment.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Risk Factors

Uncertain Risk

An investment in the Company (also referred to as "we," "us," "our," or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by people whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment. In addition to transfer restrictions imposed by law, the Company's Stockholders Agreement contains additional transfer restrictions. All purchasers of the securities in this offering will be required to become a party to the Stockholders Agreement by executing a Joinder.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because they do not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed

The Company offered Class A-4 Preferred Stock in the amount of up to $1,500,000 in the 2025 Equity Crowdfunding Campaign but only raised $1,004,344. The Company raised additional capital through the issuance of $1,000,000 unsecured promissory notes in June 2025 and needed to increase those notes to a total of $1.6 million in February 2026. Because the Company had to withdraw its De Novo application with the FDA in March 2026, it will be necessary for the Company to raise additional capital sufficient to support the additional work necessary before the Company can submit a new De Novo application with the FDA. Therefore, if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. Given today's current economic environment, it is likely we cannot obtain credit when we need it, and therefore we will be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our operating activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of current preferred stock, common stock, or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an FDA-approved operational COPA™ or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the development stage and have only manufactured COPA™ devices used in tests required for our FDA submission and market research. The Company submitted a De Novo application for review by the FDA in June 2025,but due to questions raised by the FDA, the Company agreed to withdraw its application in March 2026 and will work on completing additional work as discussed with the FDA. The Company will need to submit a revised De Novo application, once work is completed, which is likely to take at least nine months and require additional capital. Delays or cost overruns in the tests required for the COPA FDA revised submission and/or the manufacture for commercial sale, of and or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Class A-4 Preferred Stock that an investor is buying has voting rights attached to it. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not obtain sufficient capital to fulfill its plans, in which case it may cease operating and result in a loss on your investment. The Company will need to raise more funds in the near future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation Crowdfunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our initial and any new products will fail to gain market acceptance for any number of reasons. If the initial product or any new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early-stage company and have not yet generated any profits

Berkshire Biomedical Corporation was formed on July 19, 2016. The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our Board of Directors determines that we are financially able to do so. Berkshire Biomedical has incurred a net loss, has had limited revenues from an NIH grant generated since inception, and may never generate product revenue. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early-stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that COPA™ is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns 12 U.S. patents and 23 International patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on obtaining FDA marketing authorization, as well as compliance with other relevant government laws and regulations. These laws and regulations may be subject to change. If they do change, sales of our product may no longer be in the Company's best interests. At that point, the Company may no longer want to sell the product, and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to engineering, manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high¬ quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Payment of dividends to stockholders is uncertain

The Company's payment of dividends to stockholders may be subordinate to payment on any future debt financing extended to the Company. In addition, the growth and expansion of the Company's business will take priority over the payment of dividends.

There is no assurance of FDA authorization

COPA is currently not available for commercial use and has not yet been submitted to the FDA. The FDA regulatory process is time-consuming, expensive, and subject to potential delays. Further delays in the regulatory process will necessarily delay the launch of our product. There is a risk that the Company's intended refiling for marketing authorization with the FDA is delayed or does not occur. If FDA marketing authorization is not received, the Company will not be able to market or sell its product and the Company will fail.

There is no assurance of market acceptance

There can be no assurance that providers will accept COPA. If we fail to achieve broad market acceptance of our product, the Company will have limited revenues and as a result will have operating losses or low profitability. Profitability is a key factor in the valuation of the Company's stock. Operating losses or low profitability will adversely affect the Company's ability to raise additional funds and will lessen the likelihood of the Company's success.

Our CEO previously served as CEO of a company that declared bankruptcy

The President, Chief Executive Officer, and Director of Berkshire Biomedical Corporation, John E. Timberlake, previously served as CEO of Valeritas Holdings, Inc., a publicly traded medical technology company listed on NASDAQ. In February 2020, Valeritas voluntarily filed for Chapter 11 bankruptcy to address liquidity challenges and pursue a sale of its business through a court-supervised process. The bankruptcy was influenced by a temporary supply disruption in late 2019 caused by manufacturing yield issues, which were further exacerbated by the COVID-19 pandemic, impacting supply chains. Despite these challenges, Mr. Timberlake led the company through the process, ensuring that over 90% of employees retained their jobs post-sale and that creditor proceeds were maximized.

Uncertain Future Grant Awards

The Company received another Fast-Track Small Business Innovation Research (SBIR) grant from the National Institutes of Health's (NIH) National Institute of Drug Abuse (NIDA) to support future clinical studies and to generate data for commercialization. The Company was awarded the first Phase I grant in the amount of $236,000. There is no certainty that the Company will be awarded the second, larger Phase II dollars as that is contingent upon the performance of the Phase I study and available funds with NIDA.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Berkshire Biomedical Corporation
By /s/ *John Timberlake*
Title: President & CEO

By /s/ *John Timberlake*
Name: John Timberlake
Title: President & CEO

By /s/ *John Timberlake*

Name: <u>John Timberlake</u>
Title: President & CEO

By /s/ *Thomas M Rouse*

Name: <u>Thomas M Rouse</u>
Title: Board Chair

By /s/ *Susan Owen*

Name: <u>Susan Owen</u>
Title: Director

Exhibit A
FINANCIAL STATEMENTS

BERKSHIRE BIOMEDICAL CORPORATION

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025
(UNAUDITED) AND 2024 *(Audited)*

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Berkshire Biomedical Corporation
Dallas, Texas

We have reviewed the accompanying financial statements of Berkshire Biomedical Corporation (the "Company"), which comprises the balance sheet as of December 31, 2025, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 19, 2026
Calabasas, CA 91302

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Berkshire Biomedical Corporation
Dallas, Texas

Opinion

We have audited the financial statements of Berkshire Biomedical Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2024, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Prior Period Financial Statements

The financial statements of the Company as of and for the year ended December 31, 2023, were audited by other auditors whose report dated February 21, 2025, expressed an unmodified opinion on those statements.

April 30, 2025
Calabasas, CA 91302

BERKSHIRE BIOMEDICAL CORPORATION
BALANCE SHEETS

As of December 31,		2025		2024
(USD $ in Dollars)		Unaudited		Audited
ASSETS				
Current Assets:				
Cash	$	132,063	$	159,350
Prepaids and other current assets		80,826		14,033
Total current assets		**212,889**		**173,383**
Total assets	$	**212,889**	$	**173,383**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts payable	$	97,676	$	81,191
Accrued expenses		17,854		74,785
Total current liabilities		**115,530**		**155,976**
Convertible debt, net of debt discount - related parties		-		5,618,810
Bridge notes, net of debt discount - related parties		1,000,000		3,916,833
Accrued Interest on Bridge Notes		52,274		-
Derivative liability - related parties		-		2,759,088
Warrant liability - related parties		34,365		189,169
Accrued bonus payable, related parties		269,164		269,164
Accrued expenses, related parties		123,615		123,615
Total liabilities	$	**1,594,948**	$	**13,032,655**
STOCKHOLDERS' DEFICIT				
Class A-1 preferred stock, $0.001 par value ($12,704,938 liquidation preference); 150,000 shares designated, 114,504 shares issued and outstanding	$	115	$	115
Class A-2 preferred stock, $0.001 par value ($1,377,419 liquidation preference); 50,000 shares designated, 13,722 shares issued and outstanding		14		14
Class A-3 preferred stock, $0.001 par value ($3,950,466 liquidation preference); 50,000 shares designated, 31,897 shares issued and outstanding		32		32
Class A-4 preferred stock, $0.001 par value ($3,950,466 liquidation preference); 50,000 shares designated, 31,897 shares issued and outstanding		1,800		-
Common stock; $0.001 par value, 6,000,000 shares authorized 24,674 shares issued and outstanding		25		25
Additional paid-in capital		17,146,538		5,730,191
Accumulated deficit		(18,530,583)		(18,589,649)
Total stockholders' deficit		**(1,382,059)**		**(12,859,272)**
Total liabilities and stockholders' deficit	$	**212,889**	$	**173,383**

See accompanying notes to financial statements.

BERKSHIRE BIOMEDICAL CORPORATION
STATEMENTS OF OPERATIONS

For Fiscal Years Ended December 31,		2025		2024
(USD $ in Dollars)		**Unaudited**		**Audited**
Grant income	$	197,454	$	221,860
Costs and operating expenses				
Reimbursable grant expenditures		197,454		221,860
Research and development		1,394,680		751,114
Sales and marketing		26,791		600
General and administrative		916,102		915,594
Total operating expenses		**2,535,027**		**1,889,168**
Operating loss		**(2,337,573)**		**(1,667,308)**
Interest income		2,573		2,285
Interest expense		(396,900)		(1,413,452)
Fair value adjustments to warrant liability		166,989		(96,961)
Fair value adjustments to derivative liability		2,623,977		(1,082,846)
Profit/Loss before provision for income taxes		**59,066**		**(4,258,282)**
Benefit/(Provision) for income taxes		-		-
Net Profit/Loss	$	**59,066**	$	**(4,258,282)**

See accompanying notes to financial statements.

BERKSHIRE BIOMEDICAL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(USD $ in Dollars)	Class A-1 Preferred Stock		Class A-2 Preferred Stock		Class A-3 Preferred Stock		Class A-4 Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2023- Audited	114,504	$ 115	13,722	$ 14	31,897	$ 32	-	$ -	24,674	$ 25	$ 5,730,191	$ (14,331,367)	$ (8,600,990)
Net loss	-		-		-		-		-		-	(4,258,282)	(4,258,282)
Balance—December 31, 2024- Audited	114,504	$ 115	13,722	$ 14	31,897	$ 32	-	$ -	24,674	$ 25	$ 5,730,191	$ (18,589,649)	$ (12,859,272)
Issuance of Stock	-		-		-		191,420	$ 191	-		1,014,193	-	1,014,384
Conversion of Convertible Notes to Stock	-		-		-		1,608,869	1,609	-		10,401,550	-	10,403,159
Share-Based Compensation	-		-		-		-		-		604	-	604
Net Profit	-		-		-		-		-		-	59,066	59,066
Balance—December 31, 2025- Unaudited	114,504	$ 115	13,722	$ 14	31,897	$ 32	1,800,289	$ 1,800	24,674	$ 25	$ 17,146,538	$ (18,530,583)	$ (1,382,059)

See accompanying notes to financial statements.

BERKSHIRE BIOMEDICAL CORPORATION
STATEMENTS OF CASH FLOWS

For the Years Ended		2025		2024
(USD $ in Dollars)		**Unaudited**		**Audited**
Cash flow from operating activities				
Net Profit/Loss	$	59,066	$	(4,258,282)
Adjustments to reconcile net loss to net cash used by operating activities:				
Amortization of debt discount		286,126		890,208
Accrued interest on convertible debt		193,577		378,499
Accrued interest on bridge loans		52,274		144,747
Share-based compensation		604		
Fair value adjustments to warrant liability		(166,989)		96,961
Fair value adjustments to derivative liability		(2,759,088)		1,082,846
Changes in operating assets and liabilities:				
Grants receivable		-		149,650
Prepaids and other current assets		(66,795)		(903)
Accounts payable		16,485		(60,626)
Accrued expenses		(56,931)		39,734
Net cash used by operating activities		**(2,441,671)**		**(1,537,166)**
Cash flow from financing activities				
Proceeds from issuance of bridge loans		1,000,000		1,607,016
Proceeds of bridge loans, later converted to equity		400,000		-
Proceeds from issuance of stock		1,014,384		-
Net cash provided by financing activities		**2,414,384**		**1,607,016**
Change in cash		**(27,287)**		**69,850**
Cash—beginning of year		159,350		89,500
Cash—end of year	$	**132,063**	$	**159,350**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	151,049	$	2
Cash Paid During the Year for Income Taxes	$	-	$	-
Supplemental Disclosure of Non-Cash Investing and Financing Activities				
Issuance of Equity in Return for Note		$10,403,159		
Embedded derivative liability from bridge loans		-		533,584

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Berkshire Biomedical Corporation (the "Company") is a Delaware corporation headquartered in Dallas, Texas. The Company was originally formed on July 19, 2016 as Berkshire Biomedical LLC, a Delaware limited liability company. On September 30, 2021, the Company converted its legal structure from a limited liability company to a corporation and changed its name to Berkshire Biomedical Corporation. Unless otherwise indicated, references to the "Company," "we," "us," or "our" refer to Berkshire Biomedical Corporation and its predecessor entity, Berkshire Biomedical LLC. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is a medical device development company focused on the development of a personalized oral liquid dispensing device designed to deliver liquid oral medications to the Authenticated Intended User (AIU™). The Company's technology integrates biometric authentication with cloud-based platforms and a physician-accessible management system intended to improve medication safety, adherence, and monitoring.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Prior Year Audited Financial Statements

The financial statements as of and for the year ended December 31, 2024 were audited by the Company's independent auditors in accordance with auditing standards generally accepted in the United States of America, and they expressed an unmodified opinion on those financial statements in their report dated April 30, 2025. The financial statements for the year ended December 31, 2025 were reviewed by the independent accountants, whose report thereon appears herein.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. As of December 31, 2025 (Unaudited) and 2024 (Audited), the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Grant Income

The Company receives funding through research grants from governmental agencies, including the National Institutes of Health ("NIH"). The Company has concluded that the entities providing the grants do not meet the definition of a customer under ASC 606, Revenue from Contracts with Customers, because the funding agencies do not receive goods or services that are an output of the Company's ordinary activities in exchange for consideration.

Accordingly, the Company accounts for these grants as non-exchange transactions and has elected to apply, by analogy, the guidance in ASC 958-605, Not-for-Profit Entities - Revenue Recognition, which management believes provides a reasonable and appropriate framework for accounting for these arrangements in accordance with U.S. GAAP.

Under this model, grant funding is evaluated to determine whether the arrangement contains conditions, including (i) the presence of a measurable barrier that must be overcome and (ii) a right of return or release of funds by the grantor if the barrier is not met. Grant funds received in advance of satisfying the applicable conditions are recorded as refundable advances or deferred revenue until the conditions are substantially met.

The Company recognizes grant income as the qualifying research and development activities are performed and the associated conditions of the grant are satisfied. The qualifying expenditures primarily consist of research and development costs incurred in accordance with the grant agreements, including payments to third-party contractors and vendors performing research services on the Company's behalf.

Certain grant agreements may contain allowable cost provisions, milestone requirements, reporting requirements, and audit rights by the grantor. If expenditures are subsequently determined to be unallowable under the grant terms, the Company may be required to refund such amounts to the grantor. Management evaluates these provisions at each reporting period and records a liability for amounts subject to potential repayment when it is probable that such repayment will be required.

The Company's revenue is generated through grants from the National Institutes of Health, National Institute on Drug Abuse ("NIH-NIDA"). Phases I and II were awarded from 2022 through 2023 totaling $1,830,406, plus a supplemental award of $149,650. Grant income recognized for the years ended December 31, 2025 (Unaudited) and 2024 (Audited) totaled $197,454 and $221,860, respectively.

Debt discounts

Debt discounts and amortized interest expense are disclosed in the statements of operations, over the term of the underlying debt instrument, using the effective interest method, with the unamortized portion reported net with related principal outstanding on the balance sheet.

Research and Development Costs

Research and development costs are expensed as incurred. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received, rather than when the payment is made. Upfront and milestone payments due to third parties that perform research and development services on the Company's behalf are expensed as services are rendered or when the milestone is achieved. Research and development costs primarily consist of payments made to third-party contract research organizations, consultants, and costs associated with regulatory filings. As part of its process of preparing its financial statements, the Company is required to estimate its accrued expenses. This process includes reviewing open contracts and purchase orders, communicating with its applicable personnel to identify services that have been performed on its behalf, and estimating the level of service performed and the associated costs incurred for the service when the Company has not yet been invoiced or otherwise notified of actual costs. The majority of the Company's service providers invoice monthly in arrears for services performed. The Company makes estimates of its accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known at the time. The Company periodically confirms the accuracy of these estimates with the service providers and makes adjustments if necessary. Research and development expenses for the years ended December 31, 2025 (unaudited) and December 31, 2024 (audited), amounted to $1,394,680 and $751,114, respectively.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Promissory Notes and Term Loans

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Derivative and Warrant Liabilities

The Company analyzes all financial instruments with features of both liabilities and equity under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 480, ("ASC 480"), Distinguishing Liabilities from Equity, and FASB ASC Topic No. 815, ("ASC 815") Derivatives and Hedging. Terms of financial instruments are reviewed to determine whether or not they contain embedded derivative instruments that are required to be accounted for separately from the host contract under ASC 815 and recorded on the balance sheet at fair value. Conversion features classified as liabilities, including derivative and warrant liabilities, are remeasured to reflect fair value at each reporting period, with any increase or decrease in the fair value being recorded in results of operations. Upon conversion of a debt instrument where an embedded conversion option has been bifurcated and accounted for separately as a derivative liability, the Company records the resulting shares issued at fair value, derecognizes all related debt principal, derivative liability, and debt discount, and recognizes a net gain or loss on debt extinguishment. The Company uses a with and without method to determine the fair value of the derivative liabilities. The Company uses a Black-Scholes option pricing model to fair value the warrant liabilities. Equity instruments that are initially classified as equity and become subject to reclassification under ASC 815 are reclassified to liabilities at the fair value of the instrument on the reclassification date.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025 (unaudited), and December 31, 2024 (audited), amounted to $26,791 and $600, which is included in sales and marketing expenses.

Related Party Transactions

The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

BERKSHIRE BIOMEDICAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 (UNAUDITED) AND 2024 (AUDITED)

Loans to related parties are recognized as assets when the Company advances funds or records receivables under non-cash transactions. Such loans are assessed for collectability on a periodic basis and are classified as current or noncurrent assets depending on the repayment terms and expected timing of collection.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

The Company was authorized to issue 6,000,000 shares of Common Stock, $0.001 par value per share, and 6,000,000 shares of Preferred Stock, $0.001 par value. Of the authorized shares of Preferred stock, 150,000 shares were designated as Class A-1 Preferred Stock ("A-1 Preferred"), 50,000 shares were designated as Class A-2 Preferred Stock ("A-2 Preferred"), 50,000 Class A-3 Preferred Stock ("A-3 Preferred"), and 2,000,000 Class A-4 Preferred Stock ("A-4 Preferred") and collectively "Class A Preferred").

Common stock

Voting - Common stockholders are entitled to one vote for each share.

As of December 31, 2025 (unaudited) and December 31, 2024 (audited), 24,674 shares and 24,674 shares, respectively, have been issued and are outstanding.

Preferred stock

Voting - The holders of the A-2 Preferred, A-3 Preferred and A-4 Preferred are entitled to a number of votes equal to the number of preferred shares held by each holder. A-1 Preferred is entitled to 10 votes per share of preferred held by each holder.

Dividends - The holders of Class A Preferred (including A-1, A-2, A-3, and A-4 Preferred Stock) are entitled to receive dividends at the rate per annum of $8.00 per $100 of original issuance price, accruing from day-to-day whether or not declared, and shall be cumulative but not compounding. Accrued dividends shall be payable only when, and if, declared by the Company's Board of Directors or upon certain transactions or liquidation events.

Liquidation - Upon liquidation, dissolution, or winding-up of the Company, holders of Class A Preferred (including A-1, A-2, A-3, and A-4 Preferred Stock) shall be entitled to be paid out of the assets of the Company before any payment shall be made to the holders of common stock, plus all accrued and unpaid dividends, whether or not declared. If there are insufficient funds to fully distribute the liquidation preference to the holders of Class A Preferred, then the funds available will first be distributed ratably to the holders of Class A Preferred in proportion to the respective amount which would otherwise be payable.

As of December 31, 2025 (unaudited), a total of 114,504 shares of Class A-1 Preferred Stock, 13,722 shares of Class A-2 Preferred Stock, 31,897 shares of Class A-3 Preferred Stock, and 1,800,289 shares of Class A-4 Preferred Stock were issued and outstanding. As of December 31, 2024 (audited), no shares of Class A-4 Preferred Stock were issued or outstanding.

4.   SHARE-BASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. On December 31, 2021, 212,167 stock options were granted from the plan with an exercise price of $0.06, and on March 24, 2023, an additional 99,000 options were granted with an exercise price of $0.07. All options have vesting rights based on the achievement of certain performance milestones.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023 (audited)	311,167	$ 0.06	-
Granted	-	$ -	-
Exercised	-	$ -	-
Expired/Cancelled	-	$ -	-
Outstanding at December 31, 2024 (audited)	311,167	$ 0.06	4.77
Exercisable Options at December 31, 2024 (audited)	-	$ 0.06	4.77
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2025 (unaudited)	311,167	$ 0.06	4.09
Exercisable Options at December 31, 2025 (unaudited)	42,433	$ 0.06	4.09

The Company recognizes compensation expense for stock based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the years ended December 31, 2025 and 2024, the Company recognized stock-based compensation expense of $604 and $0 respectively.

5. DEBT

Bridge Loans

Starting on June 17, 2025, the Company issued a series of unsecured bridge notes to several investors to provide short-term working capital financing. The notes bear simple interest at a rate of 12% per annum and mature on Feb. 10, 2027, unless repaid earlier. The notes may be prepaid by the Company at any time prior to maturity without penalty.

The bridge notes are subordinate to future senior indebtedness incurred by the Company. The proceeds from the bridge notes are intended to be used for general working capital purposes.

Bridge loans, net, consisted of the following as of December 31, 2025:

Bridge Loans	$ 1,000,000
Accrued interest expense	52,274
Debt discount, net	-
Bridge Loans, net	**$ 1,052,274**

On May 1, 2025, the Company converted $4,250,000 of bridge loans with accrued interest of $249,392 into 624,911 shares of Class A-4 Preferred Stock.

Convertible Debt

On May 1, 2025, the Company converted $4,718,292 of Convertible note with accrued interest of $1,185,475 shares into 983,958 shares of Class A-4 Preferred Stock.

6. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2025 and 2024, the Company incurred approximately $637,130 and $607,726, respectively, in consulting expenses paid to contracted members of management who are also stockholders. As of December 31, 2025 and 2024, amounts of $66,113 and $32,891, respectively, related to these services were included in accrued expenses.

During the years ended December 31, 2025 and 2024, the Company also incurred approximately $27,225 and $20,242, respectively, in administrative expenses paid to stockholders.

As of December 31, 2025 and 2024, approximately $269,000 of incentive bonuses related to the same individuals had been accrued. These bonuses are payable upon the completion of the Company's next significant financing round with new investors.

As of December 31, 2025 and 2024, accrued expenses—related party included an accrual of $123,615 for the reimbursement of private air travel costs incurred on behalf of the Company by a stockholder. This amount is due and payable upon liquidation or the completion of an external financing.

The Company entered into a month-to-month lease agreement with a related party for office space. For the years ended December 31, 2025 and 2024, the Company paid $31,627 and $29,976, respectively, in rent expense to the related party.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

As of Year Ended December 31,	2025 (Unaudited)	2024 (Audited)
Net Operating Loss	$ (811,374)	$ (1,546,342)
Valuation Allowance	811,374	1,546,342
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of Year Ended December 31,	2025 (Unaudited)	2024 (Audited)
Net Operating Loss	$ (6,614,132)	$ (5,802,758)
Valuation Allowance	6,614,132	5,802,758
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited). The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ended December 31, 2025 (Unaudited), the Company had federal cumulative net operating loss ("NOL") carryforwards of $22,269,805. For the fiscal year ended December 31, 2024 (audited), the Company had federal cumulative net operating loss ("NOL") carryforwards of $18,589,649. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025 (unaudited), and December 31, 2024 (audited), the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025 (unaudited), and December 31, 2024 (audited), the Company had no accrued interest and penalties related to uncertain tax positions

8. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company entered into a lease agreement for office space on a month-to-month basis. For the year ended December 31, 2025 (unaudited), the Company paid $31,625 in rent expense to a related party.

The Company entered into a lease agreement for office space on a month-to-month basis. For the year ended December 31, 2024 (audited), the Company paid $29,976 in rent expense to a related party.

Contingencies
Berkshire Biomedical Corporation has been awarded a federal research grant from the National Institute on Drug Abuse ("NIDA") of the National Institutes of Health under Award Number R44DA061908 (FAIN# R44DA061908). The award was issued on May 22, 2025 and supports the project titled "COPA: A clinical program to evaluate benefits of a hand-held, automated, personalized oral liquid dispensing system for take-home methadone medication management for patients with opioid use disorder." The project period is June 1, 2025 through May 31, 2027, with total federal funding authorized for the budget period of $326,410. This award is subject to the requirements of Title 45 U.S. Code of Federal Regulations Part 75, Uniform Administrative Requirements, Cost Principles, and Audit Requirements for HHS Awards, the NIH Grants Policy Statement, and other applicable federal regulations. The ultimate determination of allowable costs is subject to audit and acceptance by the federal government. As of December 31, 2025 (unaudited), there were no pending audits related to this award.
Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from its operation in the normal course of business. As of December 31, 2025 (unaudited) and 2024 (audited), there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,337,573, an operating cash outflow of $2,441,671 and liquid assets in cash of $132,063, which less than a year worth of cash reserves as of December 31, 2025 (unaudited). These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

10. SUBSEQUENT EVENTS

On January 26, 2026, the Company's Board of Directors approved the amendment and restatement of the Company's bridge notes originally dated June 17, 2025, increasing the maximum aggregate principal amount from $1,000,000 to up to $3,000,000 and extending the maturity date to twelve months from the effective date of the amended notes. These events occurred subsequent to December 31, 2025, and therefore no adjustments have been made to the accompanying financial statements. On February 12, 2026, the Company received proceeds of $604,000 under the amended bridge notes.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.